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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMATA FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 EAST LOMBARD STREET
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY M. GISRIEL 410-547-3026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STOUT, CAUSEY & HORNING, P.A.
(Name – *if individual, state last, first, middle name*)

910 RIDGEBROOK ROAD	SPARKS	MD	21152
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY M. GISRIEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMATA FINANCIAL CORP., as of MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Timothy M. Gisriel
Signature

TREASURER
Title

Patricia L. Bayuranos
Notary Public My commission expires 10-8-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Armata Financial Corp.:

We have audited the accompanying balance sheet of Armata Financial Corp. (the Company) as of March 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's securities business has been limited to acting as broker (agent) for broker-dealers soliciting subscriptions for direct participations in income-producing limited partnerships. The Company's accounting records indicate that it has not held funds or securities for, or owed money or securities to, customers.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armata Financial Corp. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

May 22, 2009

ARMATA FINANCIAL CORP.

Balance Sheet
As of March 31, 2009

Assets		
Cash and cash equivalents	$	301,148
Total Assets	$	301,148
Liabilities and Stockholder's Equity		
Liabilities		
Due to Alex. Brown Realty, Inc.	$	36,905
Total Liabilities	$	36,905
Stockholder's Equity		
Common stock, $1 par value, 100,000 shares authorized, 1,000 shares outstanding		1,000
Additional paid-in capital		149,000
Retained earnings		114,243
Total Stockholder's Equity		264,243
Total Liabilities and Stockholder's Equity	$	301,148

The accompanying notes are an integral part of this financial statement.

ARMATA FINANCIAL CORP.

Statement of Operations
For the Year Ended March 31, 2009

Revenues		
Interest income	$	5,058
Expenses		
Payroll and related costs		4,500
Other		11,966
Total Expenses		16,466
Loss before Income Taxes		(11,408)
Benefit for Income Taxes		(4,457)
Net Loss	$	(6,951)

The accompanying notes are an integral part of this financial statement.

ARMATA FINANCIAL CORP.

Statement of Stockholder's Equity
For the Year Ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2008	$ 1,000	$ 149,000	$ 121,194	$ 271,194
Net Loss	-	-	(6,951)	(6,951)
Balance, March 31, 2009	$ 1,000	$ 149,000	$ 114,243	$ 264,243

The accompanying notes are an integral part of this financial statement.

ARMATA FINANCIAL CORP.

Statement of Cash Flows
For the Year Ended March 31, 2009

Cash Flows from Operating Activities		
Net loss	$	(6,951)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in due to Alex. Brown Realty, Inc.		974
Decrease in income taxes payable		(22)
Net Cash Used in Operating Activities		(5,999)
Cash and Cash Equivalents, beginning of year		307,147
Cash and Cash Equivalents, end of year	$	301,148

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Armata Financial Corp. (the Company) is a wholly owned subsidiary of Alex. Brown Realty, Inc. (Realty). The Company's securities business has been limited to acting as a broker (agent) for broker-dealers soliciting subscriptions for direct participations in income-producing limited partnerships sponsored by Realty.

Cash and Cash Equivalents

The Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist entirely of cash and money market accounts and are stated at cost, which approximates fair value at March 31, 2009.

The Company periodically maintains cash balances in financial institutions in amounts greater than the federally insured limit. Management considers this to be an acceptable business risk

Revenue Recognition

Syndication fees and commissions expense are recognized as revenues or expenses after partnerships have been formed, limited partnership interests have been sold and funds received from partners have been released from escrow to the partnerships.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Realty and files a separate state income tax return. Under a tax sharing arrangement with Realty, the Company is allocated federal income tax expense (or benefit) approximately equal to that which the Company would incur if it filed a separate federal income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of March 31, 2009, the Company's net capital totaled $244,243.

As of March 31, 2009, the Company exceeded the minimum net capital requirement of $5,000 by $239,243. The ratio of aggregated indebtedness to net capital as of March 31, 2009 was .15 to 1.

3. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

4. RELATIONSHIPS WITH AFFILIATES

The Company is allocated certain expenses from Realty. Such expenses include salaries and fringe benefits. The amount due to Realty includes expenses allocated from Realty to the Company. Amounts due to Realty are non-interest bearing.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors of
Armata Financial Corp.:

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.
May 22, 2009

ARMATA FINANCIAL CORP.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Schedule I

		March 31, 2009
Net Capital:		
Stockholder's Equity	$	264,243
Deductions and/or Charges:		
Excess Fidelity Bond Deductible		20,000
Net Capital	$	244,243
Computation of Aggregate Indebtedness:		
Due to Alex. Brown Realty, Inc.	$	36,905
Total Aggregate Indebtedness	$	36,905
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$	5,000
Surplus of net capital		239,243
Ratio: Aggregate Indebtedness to Net Capital		0.15
Reconciliation with Company's Computation: (Included in Focus Report - Part II as of March 31, 2009)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	244,243

See independent auditors' report on supplementary information.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

ARMATA FINANCIAL CORP.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2009

SCHEDULE II

As of March 31, 2009, Armata Financial Corp. has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of March 31, 2009, Armata Financial Corp, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

Stout, Causey & Horning, P.A.

910 Ridgebrook Road
Sparks, MD 21152

ARMATA FINANCIAL CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2009

SCHEDULE III

As of March 31, 2009, Armata Financial Corp. has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of March 31, 2009, Armata Financial Corp., has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

A Member of SC&H Group, LLC
Phone: (410) 403-1500 ◆ Toll Free: (800) 832-3008 ◆ Fax: (410) 403-1570 ◆ Web: www.SCandH.com

SC&H
STOUT, CAUSEY &
HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Armata Financial Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Armata Financial Corp. (the Company) as of and for the year ended March 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

May 22, 2009

Armata Financial Corp.

March 31, 2009

Financial Statements

SC&H

Stout, Causey & Horning, P.A.

ARMATA FINANCIAL CORP.

Financial Statements
Together with Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

For the Year Ended March 31, 2009
With Independent Auditors' Report Thereon